Filed by Foamix Pharmaceuticals Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Foamix Pharmaceuticals Ltd.

Commission File No.: 001-36621

November 14, 2019

Dear Foamix Employees:

As you know, earlier this week, on November 11, 2019, Menlo Therapeutics Inc. (“Menlo”) and Foamix Pharmaceuticals Ltd. (“Foamix”) entered into a merger agreement pursuant to which Foamix will become a wholly-owned subsidiary of Menlo. While Menlo is the legal acquirer in the transaction, Foamix shareholders will receive shares in Menlo such that Foamix shareholders will own at least 59% of the combined company following the closing of the merger.

This note is intended to summarize the treatment of your Foamix equity awards that will be converted into equity awards of Menlo if and when the merger is closed.  Please note that the following is only a general summary and that the terms of the merger agreement, together with your equity award agreement and the applicable equity plan under which your award was granted, will govern in the event of any conflict between this communication and those documents.

Stock Options.  As of the closing of the merger, each outstanding Foamix stock option, whether or not vested, will be assumed by Menlo and converted (in a manner intended to preserve the “spread” value of the Foamix stock options at the time of the conversion) into a stock option to purchase Menlo common stock (“Menlo Options”).  More specifically, if you hold Foamix stock options at the closing of the merger, you will receive Menlo Options that will convert into a number of shares of Menlo common stock (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying: (1) the number of Foamix shares subject to stock options that you have immediately prior to the closing of the merger by (2) the Exchange Ratio (0.5924, which is subject to adjustment, as described below).

Each Menlo Option will have a per share exercise price equal to the quotient obtained by dividing: (1) the per share exercise price of the Foamix stock option by (2) the Exchange Ratio (with any fractional cents rounded up to the next higher number of whole cents). The Menlo Options will be subject to the same terms and conditions as applied to your applicable Foamix stock options as of immediately prior to the closing of the merger, including terms related to tax, vesting schedule, expiration and treatment on termination of employment.

The Exchange Ratio is subject to adjustment if the results of Menlo’s two Phase III PN trials are adverse. If the results of Menlo’s two Phase III PN trials are known prior to the closing of the merger, then the Exchange Ratio will be adjusted as follows: (1) if goals are achieved in both Phase III PN trials before May 31, 2020, then no adjustment will be made to the Exchange Ratio; (2) if goals are achieved in only one Phase III PN trial by May 31, 2020, the Exchange Ratio will be adjusted to 1.2739; and (3) if goals are not achieved in either of the Phase III PN trials, the Exchange Ratio will be adjusted to 1.8006.  If the closing of the merger occurs after May 31, 2020, and the results of the two Phase III PN trials have not yet been delivered in accordance with the merger agreement, then the Exchange Ratio will be adjusted to 1.8006.

For example, if you hold a total of 100 outstanding Foamix stock options with a $3 per share exercise price as of immediately prior to the closing of the merger and the goals are achieved for both of the Phase III PN trials, your Foamix stock options will be converted into a total of 59 Menlo Options with a $5.07 per share exercise price at the closing of the merger.

If the goals are not achieved for either of the Phase III PN trials, your Foamix stock options will be converted into a total of 180 Menlo Options with a $1.67 per share exercise price at the closing of the merger.

If, however, the results of Menlo’s two Phase III PN trials are not known prior to the closing of the merger and the closing is occurring prior to May 31, 2020, then the holders of shares of Foamix common stock will receive contingent stock rights (“CSRs”) convertible into shares of Menlo common stock based on the results of Menlo’s two Phase III PN trials.  If any CSR is converted into shares of Menlo common stock after the closing of the merger, then the board of directors of Menlo will adjust the number of shares and exercise price of your stock option in accordance with the terms of the applicable equity plan.  The CSR adjustment mechanic is complicated, and additional details regarding the mechanics of this adjustment will be communicated if an adjustment is necessary when the results of the Phase III PN trials are known.

RSUs. Similarly, as of the closing of the merger, each outstanding Foamix restricted stock unit (“RSU”), whether or not vested, will be assumed by Menlo and converted (in a manner intended to preserve the value of the Foamix RSU at the time of the conversion) into an RSU of Menlo (a “Menlo RSU”) that settles into a number of shares of Menlo common stock (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying: (1) the number of Foamix shares subject to Foamix RSUs that you have immediately prior to the closing of the merger by (2) the Exchange Ratio.  The Exchange Ratio may be adjusted as described above if the results of Menlo’s two Phase III PN trials are known prior to the closing of the merger or if the closing of the merger occurs after May 31, 2020, and the results of the two Phase III PN trials have not yet been delivered in accordance with the merger agreement. If, however, the results of Menlo’s two Phase III PN trials are not known prior to the closing of the merger and the closing is occurring prior to May 31, 2020, then the holders of shares of Foamix common stock will receive CSRs.  If any CSR is converted into shares of Menlo common stock after the closing of the merger, then you will receive additional restricted stock units so that the total number of restricted stock units is equal to what  you would have received had such results been known prior to the closing of the merger.

Your Menlo RSUs will be subject to the same terms and conditions as applied to your applicable Foamix RSUs as of immediately prior to the closing of the merger, including terms related to tax, vesting, and treatment on termination of employment.

ESPP. The closing of the merger is estimated to occur in late Q1/early Q2 of 2020. At that time, we expect to be in the middle of an offering period under our Foamix ESPP. At the closing of the merger, the outstanding offering period will be shortened and terminated shortly prior to the closing date (the “designated date”). Foamix will make any pro-rata adjustments that may be necessary to reflect the shortened offering period, and will cause each outstanding purchase right under the Foamix ESPP to be exercised as of the designated date. At the closing of the merger, you will own outright shares of Foamix common stock purchased under the Foamix ESPP for that offering period, and each such share of Foamix common stock will then be converted into shares of Menlo common stock using the Exchange Ratio as described above. At the closing of the merger, Menlo will assume the Foamix ESPP and thereafter Menlo will be permitted to grant purchase rights under the assumed ESPP in accordance with applicable law.

If you have any questions, please contact me at 908.458.9213.

Sincerely,

Mutya Harsch
General Counsel

***

Additional Information and Where to Find It

Menlo plans to file a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Menlo and Foamix and other documents concerning the proposed merger with the Securities and Exchange Commission (the “SEC”). BEFORE MAKING ANY VOTING DECISION, MENLO’S AND FOAMIX’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE  JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF MENLO AND FOAMIX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Menlo and Foamix with the SEC at the SEC’s website at www.sec.gov. Investors and stockholders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Menlo and Foamix, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Menlo and Foamix make available free of charge at www.menlotherapeutics.com and www.foamix.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

This communication does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Menlo, Foamix and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Menlo and Foamix in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Menlo’s directors and officers in Menlo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and its definitive proxy statement for the 2019 annual meeting of stockholders, which was filed with the SEC on May 10, 2019. Security holders may obtain information regarding the names, affiliations and interests of Foamix’s directors and officers in Foamix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and its definitive proxy statement for the 2019 annual meeting of stockholders, which was filed with the SEC on March 11, 2019. To the extent the holdings of Menlo’s securities by Menlo’s directors and executive officers or the holdings of Foamix securities by Foamix’s directors and executive officers have changed since the amounts set forth in Menlo’s or Foamix’s respective proxy statement for its 2019 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s websiteatwww.sec.gov, Menlo’s website at http://ir.menlotherapeutics.com/financials/sec-filings and Foamix’s website at https://www.foamix.com/investors/sec-filings.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such factors include, but are not limited to: (i) Menlo or Foamix may be unable to obtain stockholder approval as required for the merger;

(ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Menlo or Foamix to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Menlo or Foamix does business, or on Menlo’s or Foamix’s operating results and business generally; (v) Menlo’s or Foamix’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Menlo or Foamix may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Menlo or Foamix may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; and (xi) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Menlo and Foamix are set forth in their respective filings with the SEC, including each of Menlo’s or Foamix’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Menlo’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 under the heading “Risk Factors” and Item 1A of Part II of Foamix’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 under the heading “Risk Factors.” The risks and uncertainties described above and in Menlo’s most recent Quarterly Report on Form 10-Q and Foamix’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Menlo and Foamix and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Menlo and Foamix file from time to time with the SEC. The forward-looking statements in this communication speak only as of the date of this communication. Except as required by law, Menlo and Foamix assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.